UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2019

XY - The Persistent Company

(Exact Name of Issuer as Specified in its Charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1405 30th St, Suite A,

San Diego, California 92154

(Full mailing address of principal executive offices)

+1 866-200-5685

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Unless the context indicates otherwise, as used in this Annual Report, the terms “XY,” “we,” “us,” “our” and the “Company” refer to XY—The Persistent Company, a Delaware corporation, and its subsidiaries taken as a whole, unless otherwise noted.

Item 1. BUSINESS

Overview

Originally, we were organized as a limited liability company named Ength Degree LLC under the laws of the State of Delaware. On May 27, 2016, we converted to a Delaware corporation named XY – The Findables Company, and on November 9, 2018, we changed our name to XY - The Persistent Company. Our business has primarily been focused on creating products for consumers to use in their everyday life to help them locate, track and be notified of the location of their belongings. One of the fastest growing industries today is called the Internet of Things (“IoT”). We intend to take IoT one step further by combining IoT products with our cryptographic location technology. Combining these two technologies unlocks a new field we call the “Cryptonetwork of Things” (“CoT”).

In December 2017, we commenced development of our blockchain technology platform, the XY Oracle Network (“XYO Network”), which utilizes our existing XY hardware devices. We intend to spend most of our efforts and resources to further this initiative, as we envision the XYO Network to be a primary source of future revenue for the Company.

The XYO Network

The XYO Network was established on the premise that the future of technology will rely heavily on autonomous machines and devices, thereby creating a demand for innovative products and technologies that improve our ability to trust machines. In the field of cryptography and consensus protocols, there exists a term called an “oracle”. An oracle refers to a source of data that is accessed by a decentralized network of computers and recorded on an immutable chain of cryptographically secured blocks of software hashes. Using our existing location technologies, we intend to create a location data verification network that incorporates cryptographic protocols and blockchain technology. We call this ecosystem of protocols and components the XY Oracle Network, or XYO Network for short.

The XYO Network is intended to be compatible with other business technologies and support a new generation of applications that are decentralized, autonomous and deterministic. We refer to this new category of applications as “geospatial decentralized applications” or “Geodapps”. Ultimately, we hope to cultivate a new technology ecosystem around Geodapps that serve not only end-user consumers, but also enterprises, technology companies, the space exploration industry, government organizations, and more.

Geomining Products

We introduced the XYO Geomining products in the fourth quarter of 2018. Geomining products comprise XYO Sentinels and XYO Bridges. The XYO Sentinels are XY4+ Beacons with dedicated firmware that allow XYO Network participants to collect and create location data that is related to the XYO Network. The Bridge component allows participants to share those collected and verified locations to the XYO Network, so they can be stored later for network queries. The Geomining products are sold exclusively through the Company’s website.

XY4 Findables Products

We currently sell XY4+ Bluetooth beacons on our website (available at www.xyfindit.com/) as well as through third party distributors. XY4+ offers several improvements from our previous XY3 Bluetooth beacon, including enhanced range, volume, and battery life. Other improvements include a multi-function button, a ring your phone from device feature, the ability to initiate IFTTT (if this, then that) or other automation functions, and an accelerometer used for battery optimization.

XY Findables Applications

We provide a downloadable application (“App”) operated on iOS and Android that allows users to manage their XY4+ Bluetooth beacons and track the location of their personal items such as keys, backpacks, and pets. Additional features also include alerts to notify users when such items have been inadvertently left behind.

To use an XY4+ beacon, the user attaches the device to an item he or she wants to make “Findable” by fastening the XY4+ beacon using a key ring and then associates that beacon using the applicable prompts on the App. The App then allows the user to see the last known location on a digital map (Mapbox on Android and Apple Maps on iOS), and to view the distance of the item if it is in broadcast range. Users can all also ring the device from the phone App, which assists the user in finding the lost item.

Competition

Our business spans and competes in two primary verticals:

Cryptonetwork of Things (CoT):

Currently, we do not believe we have any direct competitors in the CoT industry. However, the Company indirectly competes against all alternative solutions for geographic related information. This would encompass the growing industry of Geographic Information System (GIS) companies and several other Blockchain protocols that provide location data.

2 - XY Findables:

Within the personal location devices and applications space, there are several companies that offer alternative solutions to the XY4+ for locating items electronically. Of these, we consider Tile, Inc. a significant competitor given its level of success in this very fast-growing market. Based on anecdotal data we believe that Tile, Inc. has the greatest number of users and is the most well-known in the market in which we compete.

Sales and Marketing

We primarily sell our products directly online, either through our website, online marketplaces, or affiliate partners. Since early 2018, XY has partnered with several affiliates to further grow sales of the XY4+ beacons domestically and internationally. International sales accounted for approximately 56% of all XY4+ sales in 2019.

Original Equipment Manufacturer (“OEM”)

Our XYO Geomining products are assembled in-house and acquired through our vendors. We purchase the components for these Geomining products from different vendors in the United States. While we value our relationships with our current suppliers, we have the option to switch to other vendors to purchase any component that we use to build the Geomining products.

The XY4+ is manufactured by SMK Electronics Corporation (“SMK”). We also have an arrangement in place for SMK to manufacture upcoming iterations of our Bluetooth item finders using Toshiba and Dialog chipsets. SMK is a manufacturer headquartered in Japan, with operations in the United States and Mexico.

Employees

As of May 8, 2020, we employed a total of 17 full-time person. None of our employees are covered by a collective bargaining agreement.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of our company for the twelve months ended December 31, 2019. You should read this discussion together with the financial statements, related notes and other financial information included in this

Annual Report on Form 1-K. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties, including those discussed elsewhere in this Annual Report on Form 1-K and in our other filings with the Securities and Exchange Commission, and are based upon judgments concerning various factors that are beyond our control. These risks could cause our actual results to differ materially from any future performance suggested below.

General Overview

XY is a corporation organized under the laws of the State of Delaware. The Company was originally formed in June 2012. The Company’s business operations are built around geolocation hardware and data. The Company successfully develops, designs, and sells Bluetooth tracking beacons (called XY4+ as of the latest version) and related mobile applications marketed under the XY Findit brand. XY Findit products allow customers to geographical locate and ping valuables that are equipped with an XY4+.

In December 2017, the Company has established the XYO Network. The XYO Network is a blockchain enabled location information network, also called the XY Oracle. By using blockchain technology geolocation information stored to the network be used as a trustless source for geolocation data and confirmations, as well as enable automated contract setups which rely on geolocation data (e.g. deliveries). In 2018, the Company conducted the sales of its native XYO tokens, based on the Ethereum ERC20 technology, which are used within the XYO Network. In 2019, the Company focused on commercializing the XYO Network through exploratory partnerships and making products available to a broader customer base. As of the end of 2019, the Company intended to move the further development of the XYO Network into a foundation to increase the development outside of the Company, access to developers and a wider interested community.

In February 2019, the Company launched the COIN Application, also referred to as COIN App, allowing users to interact with geolocation data. Users can collect and drop in-application coins in geolocations, allowing for the future implementation of business use cases. Since then the Company has introduced a tiered subscription model, i.e. users can use the app for free or purchase a Coin Plus or Coin Pro subscription. The Company sees further development and distribution of the Coin App as a substantial driver for the business going forward.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section is based upon the Company’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires that the Company make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience, performance metrics and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates under different assumptions or conditions. Please refer to Note 2 – Summary of Significant Accounting Policies of the Financial Statements for details.

Results of Operations during the twelve months ended December 31, 2019, and 2018, respectively.

Revenues: Revenue was $11,624,288 and $21,620,577 during the twelve months ended December 31, 2019 and 2018, respectively. Revenue decreased by $9,996,289 year over year. Revenue in 2018 was significantly impacted by the sale of the Company’s native XYO token and subsequent change of ETH into cash. In 2019, the Company’s crypto asset sales were insignificant, and products and subscriptions were the main revenue drivers. While the Company was able to grow the revenue from these categories as compared to 2018, the Company could not compensate for the reduction in XYO token or crypto asset related revenue.

Cost of Sales: Cost of Sales were $6,385,191 and $5,640,114 during the twelve months ended December 31, 2019 and 2018, respectively. Cost of Sales increased by $745,077 year over year. The increase in cost of sales is related to the change in product mix also impacting the revenue line. The Company has mostly sold physical products which require the Company to invest in physical inventories, driving up the cost of goods sold per dollar revenue generated.

Research and Development: Expenses for Research and Development were $1,562,119 and $1,389,551 during the twelve months ended December 31, 2019 and 2018, respectively. Research and Development expenses increased by $172,568 year over year. The increase in research and development expenses was attributed to an increase in workforce and external contractors for its technology research and development activities. The Company spent a significant effort to further develop its XYO Network as well as the consumer facing COIN application.

Selling and Marketing: Expenses for Selling and Marketing were $3,834,681 and $14,830,996 during the twelve months ended December 31, 2019 and 2018, respectively. Selling and Marketing expenses decreased by $10,996,315 year over year. In 2018, the Company tried to address a broad customer base with its newly introduced crypto geolocation products leading to significantly higher marketing and sales expenses. In 2019, the Selling and Marketing expenses were adjusted to the new product and service focus. As a result, overall online marketing expenses decreased and are expected to remain at a relative lower level.

General and Administration: Expenses for General and Administration were $6,663,599 and $5,500,625 during the twelve months ended December 31, 2019, and 2018, respectively. General and Administration expenses increased by $1,162,974 year over year. The increase was mainly driven by an increase in personnel expenses as the Company built out internal corporate functions throughout the first half of 2019. By restructuring its business operations and significantly reducing headcount in the second half of 2019, the Company managed to significantly reduce personnel expenses going forward. Additional drivers were increased contractor payments for professional services as well as higher rent and office expenses.

Other Income/Gain and Expenses: Realized gain was $1,339,428 and $7,970,833 during the twelve months ended December 31, 2019, and 2018, respectively. The main driver are gains realized on the sale or conversion of crypto assets for cash and services. In 2018, the Company had realized significant gains through the conversion from crypto assets received in its initial coin offering. In 2019 the Company mostly realized gains on previously impaired crypto assets. Other expenses were $301,707 and $2,765 during the twelve months ended December 31, 2019, and 2018, respectively. The increase in other expenses was mainly attributable to the Company’s settlement costs with one of its vendors. Impairment expenses were $3,056,814 and $4,264,899 during the twelve months ended December 31, 2019, and 2018, respectively. In 2018 the impairment charges mainly related to the market value adjustment of the crypto asset holdings. In 2019 the impairment charges mainly related to the goodwill and intangible assets the Company acquired in 2018 through its acquisitions as well as previous investments no longer deemed to hold value.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital deficiency was as follows:

	As of December 31, 2019	As of December 31, 2018
Current Assets	$2,136,834	$4,309,836
Current Liabilities	$(3,353,264)	$(4,548,198)

Net Working Capital / (Deficiency)	$(1,216,430)	$(238,362)

Cash Flow from operating activities: Net cash used in operating activities was $3,676,827 and $5,207,633, during the twelve months ended December 31, 2019 and 2018, respectively. Net cash used in operating activities decreased by $1,530,806 year over year. The decrease in operating cash flow is mainly driven by the Company releasing significant amounts of deferred revenue for products ordered in 2018 but shipped in 2019, savings on lower inventory levels, as well as collections on its receivables from third party processors. Some of this reduction was offset by the larger losses recognized in 2019.

Cash Flow from investing activities: Net cash used in investing activities was $14,907 and $235,184 during the twelve months ended December 31, 2019 and 2018, respectively. Net cash used in investing activities decreased by $220,277 year over year. The Company’s investment activities have been marginal in 2019. The Company purchased some office equipment during the year but also sold computer and other equipment in connection with the reduction of overall headcount in the second half of 2019.

Cash Flow from financing activities: Net cash provided by financing activities was $3,478,966 and $5,960,812, during the twelve months ended December 31, 2019 and 2018, respectively. Net cash provided by financing activities decreased by $2,481,846 year over year. Financing cash flow was positively impacted by the continued sale of Class A Common Stock under the Company’s Regulation A offering in 2019, although such sales were lower compared to the previous year. Furthermore, the Company issued additional notes payable to its CEO Arie Trouw, leading to a net cash inflow while allowing the Company to pay down a portion of a separate loan from Craig and Susanna Frownfelter. Please refer to the subsection titled “Loans” below and Item 6 – Interest of Management and Officers and Others in Certain Transactions for details.

Liquidity: During the twelve months ended December 31, 2019, and 2018, respectively, the Company incurred net losses of $8,958,039 and $2,532,427. The Company has incurred net losses from inception to date. These losses have resulted principally from costs incurred in connection with the development and launch of the Company’s products and services, consulting fees, selling and marketing expenses and general and administrative expenses. The Company could continue to incur operating losses for the next year as it develops its products and grows its customer base. As a result, the Company will continue to seek funding for its operations. This could possibly include debt financings, the sale of XYO tokens and/or the sale of additional stock as well as other sources, as the Company deems necessary. If the Company fails to raise capital, such failure could have a negative impact on its financial condition and its ability to pursue its business strategies and continue operations. Those conditions could raise substantial doubt about the Company’s ability to continue as a going concern. In 2019, the Company raised approximately $3.2 million in equity which was used to fund its operations.

Loans

In August 2016, June 2017 and September 2017, the Company entered into note and warrant purchase agreements with one of the Company’s stockholders. The notes are in the amounts of $150,000, $80,000, and $100,000, respectively, earn interest at 8% per annum and mature in 2020, 2021 and 2021, respectively. The warrants issued in conjunction with these notes allow the stockholder to purchase up to 330,000 shares of the Company’s Class A Common Stock at $1.00 per share. The principal balance payable on these notes was $215,000 at December 31, 2019 and $330,000 at December 31, 2018, exclusive of warrant discounts.

In 2019, the Company entered into four note agreements with one of its stockholders for a total principal amount of $300,000 bearing interest in the range of 15% to 20% per annum and due on demand. During 2019, the Company paid down $100,000 of notes and as of December 31, 2019, the principal balance payable on these notes was $200,000.

Off Balance Sheet Arrangements

As of December 31, 2019, and 2018, respectively, the Company had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Properties

Our headquarter offices are located at 1405 30th St, Suite A, San Diego, California, for which the Company entered a lease agreement commencing in March 2019 and expiring in June 2022. The Company uses the same location as warehouse space. Monthly rent for the combined office and warehouse location is $5,456. Additionally, in December 2018, the Company entered into a lease agreement for office space in Carlsbad, California, with an expiration date of December 31, 2020. Monthly rent for the Carlsbad office is $4,061.

Trend Information

The Company has refocused its business strategy and significantly restructured and streamlined business operations in 2019. Currently, the Company focuses on two business pillars, the XY Findit business, with the main product being the XY4+ Bluetooth beacons, and the COIN Application introduced in 2019. The XYO Network is being further developed for future business and use cases, however the Company realized that it needed to broaden the user and customer base for its geolocation services. With its COIN Application the Company was able to realize net revenues of $478,143 in 2019, the first year of operations. The Company netted $828,663 of actual and future COIN Application related distribution obligations against revenue. The XY4+ business grew to $8,732,267 in 2019 from $5,689,445 in 2018.

The Company is further increasing its marketing and operational efforts to grow the COIN Application business to become a major revenue driver. The application enables users to easily collect crypto assets through the possibility to redeem in app coins. It is the Company’s expectation that blockchain technology and related crypto assets will increase in relevance in the future, leading to a larger customer base and further engagement.

Item 3. DIRECTORS AND OFFICERS

Our directors, executive officers and significant employees, and their ages as of May 8, 2020, are as follows:

Name	Position	Age	Term of Office
Executive Officers:
Arie Trouw		50
	Chief Executive Officer		June 2012 - Present
	Chief Financial Officer		April 2016 - Present
	Chief Operating Officer		April 2016 - Present
	Chief Technology Officer		October 2016 - Present

Directors:
Arie Trouw	Chairman and Director	50	May 2016 - Present
Jordan Trouw	Director	22	March 2020 - Present

Significant Employees:
None.

Executive Officers

Arie Trouw has served as Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chairman of the Company’s board of directors since it converted to a Delaware corporation in May 2016 from Ength Degree LLC, a Delaware limited liability company. Prior to such conversion, Mr. Trouw served as the Chief Executive Officer and Manager of Ength Degree LLC since September 2012. Prior to starting the Company, from June 2008 to April 2012, Mr. Trouw served as the Chairman and Chief Executive Officer of Pike Holdings Inc., a software and advertising company. Since April 2012, Mr. Trouw has served as Chairman of Pike Holdings Inc. From 2007 to 2008, Mr. Trouw served as Chief Technology Officer of Tight Line Technologies LLC, a gaming data analytics and automation company. Mr. Trouw received his Bachelor of Science in Computer Science from the New York Institute of Technology. Mr. and Mrs. Frownfelter, who are certain selling securityholders discussed in the section entitled, “Plan of Distribution and Selling Securityholders,” are Arie Trouw’s parents.

Board of Directors

The Company’s board of directors currently consists of two directors. The Company may appoint additional independent directors to its board of directors in the future, to serve on committees or for other purposes.

Arie Trouw had served as Chairman of the board of directors since May 2016. For more information about Mr. Trouw, please see the section above entitled, “Directors and Officers – Executive Officers.”

Jordan Trouw has served as a Director since March 2020. Jordan received her Bachelor of Arts from the University of Chicago in 2018 and has been working with XY professionally since 2015. Throughout her time with the Company, she has worked with the Customer Support, Fulfillment, Social Media & Advertising, Product Strategy & Management, and Web Development Teams. She has developed numerous systems and automations across all Company segments, and deeply understands the customers XY has served over the years of the Company’s existence. Currently, Jordan works as a Marketing Manager with the Company.

Family Relationships

Jordan Trouw is Arie Trouw’s daughter.

Committees of the Board of Directors

The Company currently has not established any committees of the board of directors, including without limitation an audit committee, compensation committee and a nominating and governance committee. Until such committees are established, matters otherwise addressed by such committees will be acted upon by the board of directors in accordance with the Company’s Certificate of Incorporation and Bylaws, as amended from time to time.

Significant Employees

None.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the annual compensation of each of the Company’s three highest paid persons who were executive officers or directors during our last completed fiscal year. No other persons who were executive officers or directors of the Company received annual compensation during our last completed fiscal year.

Name	Position	Cash Compensation $	Other Compensation $	Total Compensation $
Arie Trouw	Chief Executive Officer	$315,262	$—	$315,262
	Chief Financial Officer
	Chief Operating Officer
	Chief Technology Officer

Jordan Trouw	Marketing Manager	$51,110	$—	$51,110

Scott Scheper	Former Director	$214,139	$—	$214,139
	Chief Marketing Officer

The Company may increase salaries and provide other employment benefits to our executive officers in the near future in amounts to be determined by our board of directors, when the Company has sufficient funds. Our directors and executive officers are also reimbursed for their business expenses. The Company expects to pay employee compensation in the form of salary, bonus and benefits to other executive officers who may be hired during the fiscal year ending December 31, 2020, in amounts to be determined.

Compensation of Directors

The Company had three directors during the fiscal year ended December 31, 2019, one of whom (Scott Scheper) resigned in January 2020. The Company compensates its directors for attendance at meetings and reimburses its officers and directors for reasonable expenses incurred during their performance. The aggregate annual compensation of the Company’s directors as a group (three persons) for the fiscal year ended December 31, 2019 was $580,511.

Employment Agreements

The Company has not entered into any employment agreements with our executive officers or other employees to date. The Company may enter into employment agreements with them in the future.

Equity Incentive Plan

On June 2, 2016, the board of directors and stockholders of the Company approved the 2016 Equity Incentive Plan pursuant to which stock options and awards may be authorized and granted to our executive officers, directors, employees and key consultants. We authorized approximately 5% of our issued and outstanding common stock for future issuance under a 2016 Equity Incentive Plan. On March 15, 2018, the board of directors and stockholders of the Company approved an amendment to the 2016 Equity Incentive Plan increasing the number of shares of common stock reserved for issuance under the plan to 25,000,000 shares. The stock options are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the stock options vest one year after the vesting commencement date with the remainder vesting 1/36th per month thereafter. The stock options generally have a term of 10 years. The issuance of stock options or other equity securities may be utilized by the Company in the future to attract and retain employees, advisors, and board members to the Company.

Proxy Token Plan

On July 31, 2018, the board of directors of the Company approved the 2018 Proxy Token Plan pursuant to which Proxy Token awards may be authorized and granted to our executive officers, directors, employees, and key consultants. The value of the Proxy Tokens is tied to the value of our XYO Tokens and vest pursuant to a vesting schedule as determined by the board of directors. Payments made in respect of vested Proxy Tokens will be, as determined by the board of directors, in either (i) cash equal to the value of such Proxy Tokens, or (ii) a number of XYO Tokens with a value equal to the value of such Proxy Tokens.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of the Company’s common stock, the Company’s only outstanding class of capital stock, as of May 8, 2020, by (i) each person whom the Company know owned, beneficially, more than 10% of the outstanding shares of the Company’s common stock, and (ii) all of the current directors and executive officers as a group. The Company believes that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Commission and includes voting or investment power with respect to shares beneficially owned.

	Class A common stock (2)			Class B common stock (2)		Total percentage of Class A and Class B common stock as converted (5)
Name and address of beneficial owner (1)	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned (3)		Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned (4)
Arie Trouw	5,130,000	23.8	%(6)	27,770,163	86.0%	61.1%
Markus Levin	5,000,000	23.2	%(7)			9.3%
Jordan Trouw	500,000	2.3	%(8)			0.9%

All directors and officers as a group (2 persons)	5,630,000	26.1%		27,770,163	86.0%	62.0%

(1)	The address of those listed is c/o Chief Executive Officer, 1405 30th St, Suite A, San Diego, California 92154.
(2)	Unless otherwise indicated, all shares are owned directly by the beneficial owner.
(3)

Based on 21,533,025 shares of Class A common stock outstanding as of May 5, 2020, assuming the exercise in full of all outstanding options to purchase shares of the Company’s Class A common stock and the exercise of certain outstanding warrants held by Craig and Susanna Frownfelter, other lenders and StartEngine Crowdfunding, Inc.

(4)	Based on 32,285,900 shares of Class B common stock outstanding as of May 5, 2020.
(5)

Based on the number of shares of Class A common stock outstanding assuming the conversion of all of the outstanding shares of the Company’s Class B common stock set forth in Note 5 above to shares of the Company’s Class A common stock on a 1-for-1 basis as of the date hereof and the exercise of options and warrants held by the applicable beneficial owners to purchase shares of the Company’s Class A common stock.

(6)

Represents options to purchase shares of the Company’s Class A common stock, 5,010,000 of which vested immediately and 30,000 of which vested on August 31, 2018, with the remainder vesting 1/36th per month thereafter.

(7)	Represents options to purchase shares of the Company’s Class A common stock fully vested on the date of grant.
(8)

Represents options to purchase shares of the Company’s Class A common stock, 255,000 of which vested immediately on March 14, 2018, with the remainder vesting in 23 equal monthly installments thereafter.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On March 15, 2018, the Company’s board of directors approved an amendment to the Company’s 2016 Equity Incentive Plan increasing the number of shares of common stock reserved for issuance under the plan to 25,000,000 shares.

Between October 2019 and December 2019, the Company entered into four unsecured notes payable with the Company’s CEO, Arie Trouw, in an aggregate principal amount of $300,000, of which $100,000 was repaid by December 31, 2019. The notes bear interest in the range of 15%-20% and are callable at any time. The principal balance payable on these notes was $200,000 at December 31, 2019.

Item 6. OTHER INFORMATION

None.

XY – THE PERSISTENT COMPANY

Independent Auditors’ Report

Item 7. FINANCIAL STATEMENTS

XY – THE PERSISTENT COMPANY

Financial Statements

XY – THE PERSISTENT COMPANY

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

XY – the Persistent Company

San Diego, California

We have audited the accompanying financial statements of XY – the Persistent Company (a Delaware corporation) (the “Company”), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders’ equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

XY – THE PERSISTENT COMPANY

Independent Auditors’ Report

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, during the years ended December 31, 2019 and 2018, the Company incurred net losses of approximately $9.0 million and $2.5 million, respectively. Future working capital requirements are dependent on the Company’s ability to achieve and maintain profitable operations, and to continue its present short-term financing or obtain alternative financing as required. It is not possible to predict the outcome of future operations or whether the necessary alternative financing may be arranged, if needed. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

/S/ PKF, LLP
San Diego, California	PKF, LLP
May 8, 2020

XY – THE PERSISTENT COMPANY

BALANCE SHEETS

	December 31,
	2019	2018
Assets
Current assets:
Cash	$377,225	$589,993
Receivables from payment processors, net	1,240,783	2,254,024
Accounts receivable	76,855	13,166
Inventory, net	441,971	1,452,653

Total current assets	2,136,834	4,309,836
Goodwill	—	1,797,318
Intangible assets, net	—	1,435,402
Crypto asset	5,650	390,623
Property and equipment, net	141,752	195,911
Right of use asset, net	206,109	—
Other assets	241,749	285,569

Total assets	$2,732,094	$8,414,659

Liabilities and Stockholders’ Equity/(Deficit)
Current liabilities:
Accounts payable and accrued expenses	$448,924	$974,205
Line of credit	—	130
Stock payable	1,497,797	2,134,816
Lease liability, current portion	116,989	—
Stockholder notes payable, current portion	394,914	—
Capital leases	—	6,743
Deferred rent	—	28,072
Deferred revenue	100,497	1,029,701
Other current liabilities	794,143	374,531

Total current liabilities	3,353,264	4,548,198
Stockholders notes payable, net of current portion	—	279,374
Lease liability, net of current portion	103,371	—

Total liabilities	3,456,635	4,827,572
Commitments and contingencies (Notes 2, 8, and 10)
Stockholders’ equity/(deficit):
Undesignated preferred stock; $0.0001 par value; 30,000,000 shares authorized, none issued or outstanding at December 31, 2019 and 2018	—	—
Class B common stock; $0.0001 par value; 40,000,000 shares authorized at December 31, 2019 and 2018; 32,285,900 and 32,285,900 shares issued and outstanding at December 31, 2019 and 2018, respectively	3,229	3,229
Class A common stock; $0.0001 par value; 60,000,000; shares authorized at December 31, 2019 and 2018; 4,225,373 and 3,546,010 shares issued and outstanding at December 31, 2019 and 2018, respectively	422	355
Additional paid-in capital	19,827,774	15,181,430
Accumulated deficit	(20,555,966)	(11,597,927)

Total stockholders’ equity/(deficit)	(724,541)	3,587,087

Total liabilities and stockholders’ equity/(deficit)	$2,732,094	$8,414,659

See accompanying notes to financial statements.

XY – THE PERSISTENT COMPANY

STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2019	2018
Sales	$11,624,288	$21,620,577
Cost of sales	(6,385,191)	(5,640,114)

Gross profit	5,239,097	15,980,463
Operating expenses:
Research and development	1,562,119	1,389,551
Selling and marketing	3,834,681	14,830,996
General and administrative	6,725,043	5,500,625
Impairment expense	3,056,814	4,264,899

Total operating expenses	15,178,657	25,986,071

Loss from operations	(9,939,560)	(10,005,608)
Realized gain	1,339,428	7,970,833
Interest expense	(56,200)	(494,887)
Other income/(expense)	(301,707)	(2,765)

Net income (loss)	$(8,958,039)	$(2,532,427)

See accompanying notes to financial statements.

XY – THE PERSISTENT COMPANY

STATEMENTS OF STOCKHOLDERS’ EQUITY/(DEFICIT)

	Class B Common Stock		Class A Common Stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ equity/(deficit)
	Stocks	Amount	Stocks	Amount
Balance at December 31, 2017	32,315,700	$3,231	1,397,697	$140	$6,149,845	$(9,065,500)	$(2,912,284)
Stock-based compensation, net of forfeitures	—	—	—	—	(11,284)	—	(11,284)
Issuance of shares under public offering, net of offering costs	(29,800)	(2)	1,770,188	179	6,017,905	—	6,018,082
Issuance of common stock upon acquisition, net of purchase price adjustments	—	—	378,125	36	3,024,964	—	3,025,000
Net loss	—	—	—	—	—	(2,532,427)	(2,532,427)

Balance at December 31, 2018	32,285,900	3,229	3,546,010	355	15,181,430	(11,597,927)	3,587,087
Stock-based compensation, net of forfeitures	—	—	—	—	523,702	—	523,702
Issuance of shares under public offering, net of offering costs	—	—	705,606	70	3,223,303	—	3,223,373
Conversion of stock payable to equity	—	—	119,632	12	957,044	—	957,056
Cancellation and rescinding of shares	—	—	(145,875)	(15)	(54,705)	—	(54,720)
Net loss	—	—	—	—	—	(8,958,039)	(8,958,039)

Balance at December 31, 2019	32,285,900	$3,229	4,225,373	$422	$19,827,774	$(20,555,966)	$(724,541)

See accompanying notes to financial statements.

XY – THE PERSISTENT COMPANY

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2019	2018
Operating activities:
Net loss	$(8,958,039)	$(2,532,427)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	531,384	176,059
Impairment	3,056,814	4,264,899
Stock based compensation expense	523,702	(11,284)
Loss (gain) on crypto assets	259,620	(4,983,806)
Deferred rent	(28,234)	(48,611)
Discount on Stockholder notes payable	25,272	80,118
Discount on notes payable	—	176,085
Loss on sale of property and equipment	18,930	—
Changes in assets and liabilities:
Receivables from online payment processors	1,013,241	(2,254,024)
Accounts receivable	(63,689)	20,341
Inventory	1,010,682	(844,063)
Other assets	(31,799)	(101,778)
Accounts payable and accrued expenses	(525,281)	(235,584)
Deferred revenue	(929,204)	959,364
Other current liabilities	419,612	127,078

Net cash used in operating activities	(3,676,827)	(5,207,633)

Investing activities:
Business acquisitions	—	(50,000)
Proceeds from the sale of property and equipment	38,979	—
Purchase of property and equipment	(53,886)	(185,184)

Net cash used in investing activities	(14,907)	(235,184)

Financing activities:
Proceeds from issuance of common stock, net of issuance costs	3,165,653	6,018,082
Paydown on notes payable	—	(1,742,449)
Net change in operating lease liability	(90,119)	—
Stock payable	320,037	2,134,816
Borrowings on Stockholders notes payable	300,000	—
Paydowns on Stockholders notes payable	(209,732)	(422,780)
Net change in line of credit	(130)	(21,569)
Payments on capital leases	(6,743)	(5,288)

Net cash provided by financing activities	3,478,966	5,960,812

Net (decrease) increase in cash and cash equivalents	(212,768)	517,995
Cash, beginning of year	589,993	71,998

Cash, end of year	$377,225	$589,993

Supplemental disclosures of cash flow information:
Interest paid	$73,834	$300,679
Taxes paid	$—	$260
Supplemental disclosures of non-cash financing activities:
Issuance of Stocks for acquisitions	$—	$3,025,000
Goodwill and intangible assets acquired; net of crypto assets issued	$—	$(3,159,575)
Contingent consideration	$—	$84,575
Other assets purchased with crypto assets	$(23,207)	$(112,379)
Spin-out of Crypto 101	$106,124	$—
Conversion of stock payable to additional paid in capital	$957,056	$—
Set up of right of use asset and lease obligation	$310,479	$—

See accompanying notes to financial statements.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Description of Business

XY—The Persistent Company (the “Company”) is a corporation organized under the laws of the State of Delaware. In May 2016, the Company changed its name from Ength Degree, LLC to XY – the Findables Company and converted from a Delaware limited liability company to a Delaware corporation pursuant to applicable conversion statutes of the Delaware General Corporation Law. On November 9, 2018, the Company changed its name to XY - The Persistent Company. The Company was originally formed in June 2012.

The Company had three main revenue drivers in 2019, the XY Findit / XY4+ business, XYO Network products and the COIN Application. While the XYO Network is further developed, the commercial focus will be on the XY4+ products and COIN Application. XY4+ Bluetooth beacons are sold under the XY Findit brand. The beacons can be connected through mobile and web applications and provide customers tracking of their valuables. The Coin Application is a consumer-focused mobile application allowing the collection of in-app coins which can be redeemed for crypto assets.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, useful lives of property and equipment, value of crypto assets, stock options and warrants issued, fair value of services received, coin liability for in-app activity, evaluation of goodwill and intangible assets for impairment and valuation of deferred tax assets. Actual results may differ from these estimates and these differences may be material.

Reclassifications

Certain balances have been reclassified from prior year to conform to current year classifications.

Crypto assets

Crypto assets, including Ethereum, Bitcoin, Bitcoin Cash and Litecoin, are recorded as assets on the balance sheet. Crypto assets purchased are recorded at cost and crypto assets earned through the sale of Ethereum-based ERC20-compatible Tokens to be used via the XYO Network (the “XYO Tokens”) or other products are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Crypto assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto asset at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

During the twelve months ended December 31, 2018, the Company recorded an impairment charge of $4.2 million in connection with crypto-assets, mainly Ether, received and held. The crypto assets were impaired when the fair value exceeded the carrying value. The impairment charge was not reversed when the quoted price increased in subsequent periods. During the twelve months ended December 31, 2019 the Company recorded $139,711 related to crypto assets received and held. The crypto assets were impaired when the fair value exceeded the carrying value. The impairment charge was not reversed when the quoted price increased in subsequent periods.

On July 31, 2018, the board of directors of the Company approved the 2018 Proxy Token Plan pursuant to which Proxy Token awards may be authorized and granted to our executive officers, directors, employees, and key consultants. The value of the Proxy Tokens is tied to the value of our XYO Tokens and vest pursuant to a vesting schedule as determined by the board of directors. Payments made in respect of vested Proxy Tokens will be, as determined by the board of directors, in either (i) cash equal to the value of such Proxy Tokens, or (ii) a number of XYO Tokens with a value equal to the value of such Proxy Tokens. The table below shows the Tokens issued and vested during the twelve months ended December 31, 2019, and 2018, respectively.

	Number of Proxy Tokens	Weighted Average Exercise Price
Outstanding at December 31, 2017	—	$—
Granted	904,035,135	0.0046
Forfeited	—	—

Outstanding at December 31, 2018	904,035,135	$0.0046
Granted	47,716,810	0.0092
Forfeited	(751,961,733)	0.0050

Outstanding at December 31, 2019	199,790,212	$0.0046

Exercisable at December 31, 2019	69,572,036	$0.0046
Total vested or expected to vest	130,218,176	$0.0046

In 2019, the Company issued XYO token warrants to consultants. The warrants enable the holder to purchase XYO tokens at a fixed price for up to 10 years. These warrants were deemed to be a form of additional compensation and an obligation, rather than equity, however, as the warrants are tied to an internally developed intangible asset, the XYO token and no value has been ascribed to them.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash. The Company may maintain cash balances at what it believes are high credit-quality financial institutions. At times, balances at one financial institution may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts nor does the Company believe it is exposed to any significant credit risk on cash and cash equivalents.

Concentrations of Customers, Vendors and Suppliers

Two vendors accounted for approximately 75% of purchases during the twelve months ended December 31, 2019. Comparatively, three vendors accounted for approximately 76% of purchases during the twelve months ended December 31, 2018. For the twelve months ended December 31, 2019 and 2018, the Company had no customer concentration. Most of all sales are made to end customers with immediate payment for purchased goods and services.

Receivables from Payment Processors, net

Receivables from online payment processors are cash due from the third-party online payment service providers for clearing transactions. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Company. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers used. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off when they are deemed uncollectible. As of December 31, 2019, and 2018, respectively, no allowance for doubtful accounts was provided for the receivables from online payment agencies.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Inventory

Inventory is stated at the lower of cost, determined on a weighted average basis, or net realizable value and consists of purchased finished goods. Reserves are provided for slow moving and obsolete inventory, which are estimated based on a comparison of the quantity and cost of inventory on hand to management’s forecast of customer demand. At December 31, 2019 and 2018, there were no reserves for slow moving or obsolete inventory.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of the remaining lease term or useful life of the improvement. Maintenance costs are considered period costs and are expensed when incurred.

Revenue Recognition

Revenues are recognized in accordance with Accounting Standards Codification (“ASC”) 606 – Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to our customers. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services. To achieve this core principle, the Company applies the following five steps: (i) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to performance obligations in the contract; and (5) recognizing revenue when or as the Company satisfies a performance obligation.

During the twelve months ended December 31, 2019, the Company generated sales of $11,624,288. Physical products (mainly XY4+) accounted for 75%, Coin App subscriptions accounted for net 4% and XYO Network for 18% of total sales. During the twelve months ended December 31, 2018, the Company generated sales of $21,620,577 of which 26% was in product sales and 74% was related to the sale of XYO Tokens. As of December 31, 2019 and 2018, the Company had a liability in the form of deferred revenue of approximately $100,000 and $1.0 million, respectively.

Products

Revenue from the sales of XY Findit and XYO Network products is recognized upon delivery to website customers and upon delivery to retail store distributors net of an allowance for estimated and actual returns. Revenue from the subscription services is recognized monthly when the service is rendered. The Company allows customers to claim a refund for subscription charges under certain conditions. The allowance for sales returns is estimated based on management’s judgement using historical experience and expectation of future conditions. As of December 31, 2019 and 2018, the Company set up $95,748 and $125,697, respectively, as sales and returns allowance.

Mobile Application

The Company operates a mobile application, COIN App, a self-developed mobile application that lets users collect in-app coins when they move across and map and collect coins located in map tiles. Users can download the Company’s free-to-use or subscription-based application through digital storefronts such as Google Play and Apple Play. Revenue from subscriptions is recognized over the subscription term as the service is provided, which is either monthly, semi-annually, or annual. Any payments received for usage not provided by the Company is deferred.

The Company records revenue generated from the mobile application on a gross basis as the Company acts as the principal in the mobile game arrangements under which the Company controls the specified services before they are provided to the customer. In addition, the Company is primarily responsible for fulfilling the promise to provide the user experience, track coin accumulation and payout, maintain services and has discretion in setting the price for the services to the customer.

The Company also generates revenues from advertising on its application. For a limited number of advertising network arrangements, the transaction price is determined based on a volume-tiered pricing structure, whereby the price per advertising unit in each month is determined by the number of impressions delivered in that month. However, the uncertainty

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

concerning the number of impressions delivered is resolved at the end of each month, therefore, eliminating any uncertainty with respect to the price per advertising unit for each reporting period.

For in-application display advertisements, in-application offers, engagement advertisements and other advertisements, our performance obligation is satisfied over the life of contract (i.e., over time), with revenue being recognized as advertising units are delivered.

Sale of Tokens

There is currently no specific definitive guidance under U.S. GAAP or alternative accounting frameworks to account for the production of crypto assets and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of revenue for the development of crypto assets. Management has examined various factors surrounding the substance of the Company’s operations and the guidance in ASC 606. In the event authoritative guidance is enacted by the Financial Accounting Standards Board, the Company may be required to change its policies which could result in a change in the Company’s financial statements. The Company derives its part of its revenue from the sale of XYO Tokens. In consideration for these XYO Tokens the Company received Ether or U.S. dollars, and once received, revenue is recognized.

Other

Gains or losses from the exchange of crypto assets for other currencies are included in other income (expense) in the statements of operations. In addition, the Company has used Ether, Bitcoin and its native XYO tokens to pay for services. If the carrying value was below (above) the market value, the Company realized other income (expenses). In addition, the Company paid XYO Tokens, Bitcoin and Ether for services provided, in which case a gain was realized. The total realized gain related to crypto assets was $1,175,483 during the twelve months ended December 31, 2019. The total realized gain related to crypto assets was $7,970,833 during the twelve months ended December 31, 2018.

Sales Tax

Sales tax collected from customers and remitted to various government agencies is on a net basis (excluded from sales) in the statements of operations.

Cost of Sales

Cost of sales includes the cost of product, packaging, inbound freight, and any other direct costs associated with receipt of goods. Other costs, including purchasing, receiving, quality control, and warehousing are classified as general and administrative expenses.

At times, the Company provides free products to its customers. These free products are accounted for in accordance with ASC 605-50, Revenue Recognition-Customer Payments and Incentives and the cost of the product is recognized in cost of sales.

Warranty Costs

The Company warrants its products in line with state and federal law. The Company’s history of costs associated with any repair or replacement of product have been insignificant, and as such, the Company provides, by a current charge to cost of sales, any costs of replacement obligations for products sold. During the twelve months ended December 31, 2019, and 2018, warranty expense was not material.

Research and Development Costs

The Company expenses research and development costs as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including professional service costs, contracted services, license agreements and other outside costs.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Goodwill and Purchased Intangibles

The Company records intangible assets based on the fair value of the assets acquired. In determining the fair value of the assets acquired, the Company utilizes extensive accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. The Company uses the discounted cash flow method to estimate the value of intangible assets acquired.

All of the Company’s intangible assets are subject to amortization and are amortized using the straight-line method over their estimated period of benefit. These intangible assets consist of trade names, software, podcast content and non-compete agreements.

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of the identified net tangible and intangible assets of acquired businesses. The allocation of purchase price for acquisitions require extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values. The Company uses the discounted cash flow method to estimate the value of intangible assets acquired. Additionally, the Company determine whether an acquired entity is considered a business or a set of net assets as a portion of the purchase price can only be allocated to goodwill in a business combination.

The Company assesses goodwill and indefinite lived intangible assets for impairment using fair value measurement techniques on an annual basis during the fourth quarter of the year, or more frequently if indicators of impairment exist. When impaired, the carrying value of goodwill is written down to fair value. The Company recognized impairment charges on goodwill and purchased intangible assets, other than crypto assets, of $2,749,718 during the twelve months ended December 31, 2019 (see Note 4).

Online and Offline Advertising Costs

The Company mainly uses online advertising to market its products to customers. Main online advertising platforms are Facebook and Google. Additional advertising avenues include through trade shows, offline publications, and other offline events and sponsorships. The costs are expensed as incurred. Online and offline advertising costs during the twelve months ended December 31, 2019 and 2018, respectively, were $1,973,045 and $6,451,088.

Stock Based Compensation

The Company accounts for share based compensation arrangements through the measurement and recognition of compensation expense for all option-based payment awards to employees, consultants and directors based on estimated fair values. For employees and directors, fair value is measured at the date of grant and remains constant during the vesting of the grant. For all others, fair value is measured at each date on which vesting of the grant occurs. The Company uses the Black-Scholes option valuation model to estimate the fair value of options and warrants at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions to calculate the value of warrants and options. The Company uses comparable company data among other information to estimate the expected price volatility and the forfeitures when they occur.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized when the rate change is enacted. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company adopted the accounting guidance for uncertainty in income taxes. The Company recognizes tax positions in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of December 31, 2019, and 2018, respectively, the Company had no uncertain tax positions that qualify for either recognition

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

or disclosure in the financial statements. The Company’s tax returns are subject to examination by the Federal taxing authorities for a period of three years from the date they are filed and a period of four years for California taxing authorities. Years open for tax examinations are 2016 through 2019.

Going Concern

During the twelve months ended December 31, 2019 and 2018, respectively, the Company incurred net losses of $8,958,039 and $2,532,427. The Company has incurred net losses from inception to date. These losses have resulted principally from costs incurred in connection with development and launch of its product, consulting fees, selling, and marketing, and general and administrative expenses. The Company expects to continue to incur operating losses for the next year as it refines its products and grows its customer base. As a result, the Company will seek to fund its operations through equity and/or debt financings or other sources, as it deems necessary. If the Company fails to raise capital, it will have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (“ASU 2016-02”), which, for operating leases, requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. The Company adopted the accounting standard as of January 1, 2019, using the cumulative-effect transition method, which applies the guidance at the beginning of the period of adoption. The Company elected the package of practical expedients permitted, which, among other things, allowed the Company to carry forward the historical lease classification. In addition, the Company made the accounting policy elections to not recognize lease assets and lease liabilities with an initial term of 12 months or less and to not separate lease and non-lease components. The impact of adoption on the Company’s consolidated balance sheet was the recognition of a right of use asset and an operating lease liability, primarily for office and warehouse space leases that were off-balance sheet. The adoption did not have a material impact on its results of operations nor any material impact on its cash flows (see Note 8).

Subsequent events

Scott Scheper resigned from the position of Chief Marketing Officer and Director of the Company in January 2020.

The Company issued a total of 15,070,000 new stock options to employees and advisors at an exercise price of $0.01 in March 2020. At the same time the Company cancelled 11,765,391 previously issued stock options.

The Company entered into a settlement agreement with its main supplier over a disputed purchase order from 2017 in March 2020. As a result, the Company recognized a settlement obligation of $212,652 which will be repaid over the following 24 months and is included in other current liabilities (see Note 6).

The Company canceled its lease for the premises located in 1133 Columbia Street, Suites 202, 205 and 206, San Diego, CA 92101 as of March 31, 2020. The Company’s main office is now located at 1405 30th St, Suite A, San Diego, California 92154.

The Company applied and was granted a Small Business Administration (SBA) disaster loan of $500,000 related to the COVID-19 pandemic in April 2020. The loan can be used for working capital related expenses. The total loan bears an annual interest rate of 3.75% and a payback period of 30 years. The first payment will be due 12 months after the loan has been granted, or April 2021.

The Company applied and was granted a Small Business Administration (SBA) Paycheck Protection Program (PPP) loan of $987,610 related to the COVID-19 pandemic in May 2020. The loan can be used for payroll, rent and utility expenses covering a period of 56 days beginning from the grant date. The total loan bears an annual interest rate of 1.00% and a

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

payback period of 2 years. The first payment will be due 6 months after the loan has been granted, or November 2020. Under the loan program portions of the Company’s loan may be eligible for forgiveness.

The COVID-19 pandemic has created significant uncertainty in the global economy which could have a material adverse effect on the Company’s business, financial position, results of operations and liquidity. The time frame for which disruptions related to the pandemic will continue is uncertain as is the magnitude of any adverse impacts. Management believes that any negative impacts will be temporary, but there can be no assurance of that.

Additionally, the Company’s COIN app is based on users dropping COINs in various locations and using it to find COINs and identify their geo-positioning. With the restriction in movement of individuals the Company may experience a decline in users and subscriptions in response to the economic effects of the COVID-19 pandemic. This decline could have an adverse effect on the Company’s customers base and our growth strategy.

Management has evaluated subsequent events related to the historical financial statements through May 8, 2020, the date which the financial statements were available to be issued.

Note 3 – Crypto Assets

The Company held the following crypto assets:

As of December 31, 2019

	Units	Gross balance	Impairment charge	Net balance
Ether	25.8	$3,350	$1,171	$2,179
XYO	6,386,550,079	23,207	19,736	3,471

		$26,556	$20,906	$5,650

As of December 31, 2018

	Units	Gross balance	Impairment charge	Net balance
Ether	4,214	$489,584	$134,258	$355,326
Bitcoin	9	35,297	—	35,297
XYO	7,445,474,506	—	—	—

		$524,881	$134,258	$390,623

During the twelve months ended December 31, 2019, the Company recorded $524,367 for goods and services paid for with crypto assets, mainly Ethereum and XYO tokens. During the twelve months ended December 31, 2019, the Company collected crypto assets in an equivalent of $85,300 as payments for its products and services, mostly in Ethereum, Bitcoin, Bitcoin Cash and Litecoin. To determine the USD equivalent for crypto asset transactions, the Company used daily fair value information for the respective crypto assets at the day of receipt. In addition to the above, the Company recognized approximately $15,000 in impairments on its Bitcoin holdings prior to their utilization and impaired $101,984 of its Bitcoin holdings with a 3rd party trading platform.

In June 2019, the Company purchased 16,686,793 XYO with Ethereum for a Dollar equivalent of $23,207 through an exchange. The value of the purchased tokens has been subsequently impaired by $19,736.

During the twelve months ended December 31, 2019, the Company retired 237,872,037 XYO tokens in a so called “token burn”. The intention was to align total token amount with foreseen utility demand in the network. The Company recorded no expense or other income related to the token burn.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Note 4 – Goodwill and Intangible Assets

The Company acquired Parallel Holdings Inc. (publicly referred to as LayerOne) and Crypto 101 Media LLC in 2018. LayerOne is a geospatial blockchain company and Crypto 101 a media company engaged in the business of developing, distributing and operating podcasts and other content related to cryptocurrencies, initial coin offerings and blockchain technology, which were complementary to the inhouse developed geospatial technology.

The total consideration for Parallel Holdings Inc. and Crypto 101 Media LLC was $3,165,904 and $209,575, respectively. Both acquisitions were mostly financed through the issuance of shares of Class A Common Stock, Proxy Tokens, and cash. In December 2019, the Company evaluated its investment in Parallel Holdings Inc. and impaired the remaining value of all assets acquired. The Company ceased using the technology associated with LayerOne in 2019 in regard to blockchain and geospatial technology.

The Company continued to amortize the intangible assets associated with Crypto 101 through September. In September 2019, the Crypto 101 assets were transferred to a separate legal entity named Boardwalk Flock LLC, in which the Company continues to hold a stake of 24%. As a result of the spin-out, the Company initially recorded an investment of $106,124. Once spun-out, the Company evaluated the investment, and impaired its investment related to Boardwalk Flock LLC by $52,216. The investment in Boardwalk Flock LLC is recorded at $53,908 within other assets in the balance sheet at December 31, 2019.

The Company also fully impaired the goodwill and intangible assets related to the LayerOne acquisition.

	As of December 31, 2019	As of December 31, 2018
Intangible assets	$1,432,988	$1,578,161
Goodwill	1,732,916	1,797,317

	3,165,904	3,375,478
Less accumulated amortization	(519,637)	(142,759)

	2,855,842	3,232,719
Spun-out assets, net	(106,124)	—
Impairment	(2,749,718)	(84,575)

Goodwill and intangible assets, net	$—	$3,148,144

Amortization for intangible assets during the twelve months ended December 31, 2019 and 2018, respectively was $376,878 and $142,759.

Note 5 – Property and Equipment

Property and equipment consisted of the following as of December 31, 2019 and 2018, respectively:

	As of December 31, 2019	As of December 31, 2018
Computer equipment	$143,996	$203,108
Office equipment	64,372	31,255
Furniture and fixtures	73,323	68,187

	281,691	302,550
Less accumulated depreciation	(139,939)	(106,639)

Property and equipment, net	$141,752	$195,911

Depreciation expense related to property and equipment during the twelve months ended December 31, 2019 and 2018, respectively, was $50,136 and $32,910.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Note 6 – Other Current Liabilities

Other current liabilities consisted of the following as of December 31, 2019 and 2018, respectively:

	As of December 31, 2019	As of December 31, 2018
Payroll and benefits	$—	$148,329
Sales returns and allowances	95,748	125,697
Accrued COIN app liability	453,708	—
Settlement obligation	212,652	—
Other	32,035	100,505

Total	$794,143	$374,531

Note 7 – Stock Based Compensation

2016 Equity Plan

The Company approved the 2016 Equity Incentive Plan in June 2016 and authorized the issuance of 3,025,900 Class A Common Stock options and awards that may be granted to directors, employees, and key consultants. In March 2018, the Company approved an increase in authorized options of 25,000,000 Class A Common Stock. The stock options are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the stock options vest one year after the vesting commence date with the remainder vesting 1/36th per month thereafter. The stock options generally have a term of 10 years. The following table summarizes the stock option activity during the twelve months ended December 31, 2019 and 2018:

	Number of Option Shares	Weighted Average Exercise Price
Outstanding at December 31, 2017	1,097,650	$0.82
Granted	20,953,924	1.30
Forfeited	(1,194,606)	0.98

Outstanding at December 31, 2018	20,856,968	1.29
Granted	174,958	8.00
Forfeited	(4,035,786)	3.04

Outstanding at December 31, 2019	16,996,140	$0.95

Exercisable at December 31, 2019	15,857,631	$1.02
Total vested or expected to vest	1,138,509	$2.36

The following table summarizes unvested stock options for the years ended December 31, 2019 and 2018:

	Number of Option Shares	Fair Value Per Share on Grant Date ($)
Non-vested at December 31, 2017	681,784
Granted	20,953,924	0.00 - 5.85
Vested	(15,134,333)	0.00 - 0.74
Forfeited	(871,734)	0.00 - 5.85

Non-vested at December 31, 2018	5,629,641
Granted	154,050	5.83 - 5.83
Vested	(1,834,987)	0.00 - 5.85
Forfeited	(2,810,195)	0.00 - 5.85

Non-vested at December 31, 2019	1,138,509	0.00 - 5.85

Total stock-based compensation (benefit) related to the issuance of stock options exercisable into Class A Common Stock during the twelve months ended December 31, 2019 and 2018 as $523,702 and ($11,284), respectively.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

The following table summarizes the assumptions used by the Company for calculating the fair value of the stock options and warrants using the Black-Scholes valuation model:

	December 31,
	2019	2018
Stock Option assumptions:
Risk-free interest rate	1.92% - 2.39%	1.86% - 2.55%
Expected volatility of common stock	25.3% - 184.7%	31% - 82.5%
Dividend yield	0%	0%
Expected term (in years)	6.25	0 - 6.25

Note 8 – Operating Leases and Liabilities

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) which was modified by subsequently issued ASUs 2018-01, 2018-10, 2018-11 and 2018-20 (collectively the “New Lease Standard”). The New Lease Standard requires organizations that lease assets (“lessees”) to recognize the assets and liabilities of the rights and obligations created by leases with terms of more than 12 months. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains dependent on its classification as a finance or operating lease.

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements (“ASU 2018-11”). ASU 2018-11 provided additional relief in the comparative reporting requirements for initial adoption of the New Lease Standard. Prior to ASU 2018-11, a modified retrospective transition was required for financing or operating leases existing at or entered after the beginning of the earliest comparative period presented in the financial statements. ASU 2018-11 provided an additional transition method allowing entities to initially apply the New Lease Standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption without adjustment to the financial statements for periods prior to adoption.

The Company adopted the New Lease Standard effective January 1, 2019. The Company elected to apply the current period transition approach as introduced by ASU 2018-11 and the Company elected to apply the following practical expedients and accounting policy decisions.

The Company elected a package of transition expedients, which must be elected together, that allowed us to forgo reassessing certain conclusions reached under ASC 840. All expedients in this package were applied together for all leases that commenced before the effective date, January 1, 2019, of the adoption of the New Lease Standard. As a result, in transitioning to the New Lease Standard, for existing leases as of January 1, 2019, the Company continued to use judgments made under ASC 840 related to embedded leases, lease classification and accounting for initial direct costs. In addition, the Company has chosen, as an accounting policy election by class of underlying asset, not to separate non-lease components from the associated lease for all of its leased asset classes. The Company determined to treat lease costs with an original maturity of less than one year as short-term lease costs and did not record a right-of-use asset or related lease liability for these leases, but rather continued to record rent expense for the twelve months ended December 31, 2019.

Operating lease right of use assets and operating lease liabilities relating to the operating leases are as follows:

	As of December 31, 2019	As of December 31, 2018
Right of use asset	$206,109	$—
Lease liability	$220,360	$—

The weighted average discount rate used to calculate the carrying value of the right of use assets and lease liabilities was 6.8% as this was consistent with the Company’s incremental borrowing rate.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Maturities of lease liabilities as of December 31, 2019 were as follows:

Year ending December 31,	Amount
2020	$117,546
2021	69,130
2022	35,430

Total payments under lease agreements	222,106
Less: imputed interest	(1,476)

Total lease liabilities	$220,630

Rent expense during the twelve months ended December 31, 2019, and 2018, respectively, was $301,929 and $293,681. The Company also recorded $104,370 of amortization of right to use asset for the twelve months ended December 31, 2019.

Note 9 – Stock Issuance and Stocks Payable

During the year ended December 31, 2019 and 2018, the Company received proceeds from the sale of certain shares of Class A Common Stock. For some of these sales the Company had not surrendered documentation to its transfer agent nor issued shares as of each respective year end. In connection with the receipt of proceeds from such sales, the Company had recognized $1,497,797 and $2,134,816, in Stocks Payable as an obligation on the balance sheets as of December 31, 2019 and 2018, respectively. The Company remedied some of these barriers in recognizing the issuance of these shares in 2019 and has recognized the proceeds received from the sale of certain shares of Class A Common Stock in 2018 as capital contributions during the twelve months ended December 31, 2019. During the twelve months ended December 31, 2019, the Company recognized the issuance of 119,632 shares of Class A Common Stock for a total consideration of $957,056.

Note 10 – Stockholders Notes Payable

In August 2016, June 2017 and September 2017, the Company entered into unsecured note and warrant purchase agreements with one of its stockholders. The notes were in the amounts of $150,000, $80,000, and $100,000 and mature in 2020, 2021 and 2021, respectively. These notes bear interest at 8% per annum. In connection with the notes payable, the Company issued warrants to purchase up to 330,000 shares of Class A Common Stock at an exercise price of $1.00 per share. These warrants were valued at $101,087. The fair value of each warrant issued was treated as a debt discount, which will be amortized as interest expense over the life of the applicable note. The Company recognized $25,272 and $25,272 of interest expense pertaining to the amortization of the debt discount during the twelve months ended December 31, 2019, and 2018, respectively. The principal balance payable on these notes was $215,000 as of December 31, 2019, and was carried on the balance sheet, net of the discount for the warrant issued, at $189,644.

Between October and December 2019, the Company entered into four unsecured notes payable with a stockholder in an aggregate principal amount of $300,000, of which $100,000 was repaid by December 31, 2019. The notes bear interest in the range of 15%-20% and are callable at any time. The principal balance payable on these notes was $200,000 at December 31, 2019 and includes accrued interest of $5,270.

Note 11 – Stockholders’ Equity/(Deficit)

Stockholders’ Equity

The Company authorized the issuance of 130,000,000 shares, consisting of 60,000,000 shares of Class A Common Stock, $0.0001 par value per share, 40,000,000 shares of Class B Common Stock, $0.0001 par value per share, and 30,000,000 shares of undesignated preferred stock, $0.0001 par value per share. Holders of Class A Common Stock and Class B Common Stock have identical rights, including liquidation preferences, except that the holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted for a stockholder vote.

Public Offering

For the twelve months ended December 31, 2019 and 2018, 705,606 and 1,770,188 shares of Class A Common Stock were issued for proceeds of $3,223,373 and $6,018,082, net of offering costs, respectively.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

In 2018, our Chief Executive Officer Arie Trouw sold 22,300 shares of Class B Common Stock in the public offering and an employee sold 7,500 shares to another individual. Per Company bylaws the shares automatically converted to Class A Common Stock upon sale.

Common Stock Warrants

In August 2016, June 2017, September 2017 and October 2017, the Company entered into note and warrant purchase agreements with two of its stockholders. The warrants allow the stockholders to purchase an aggregate of 632,782 shares of Class A Common Stock at a price per share of $1.00. These warrants mature in 2020 and 2021.

In February 2017, the Company entered into a secured credit agreement with a lender and issued warrants in conjunction with this borrowing allowing the purchase of 1,300,000 shares of the Company’s Class A Common Stock at a price per share of $1.00. These warrants mature in 2021.

In February 2016, the Company entered into an agreement with StartEngine Crowdfunding, Inc. (“StartEngine”) to host the Company’s public offering. The agreement provided for the issuance of a warrant to purchase 8,167 shares of Class A Common Stock based on the number of individual investors who invest through the StartEngine portal website. The warrant matures in 2021.

Note 12 – Income Taxes

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

	As of December 31, 2019	As of December 31, 2018
Federal income tax expense at statutory rate	$(1,881,193)	$(546,886)
State income tax (net of Federal benefit)	(622,834)	(7,418)
Permanent differences	24,231	55,836
Effect of Federal research credits	64,335	(64,335)
Effects of tax free acquisition	—	630,098
Change in valuation allowance	2,416,260	(66,495)

Total	$800	$800

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets are comprised of the following:

	As of December 31, 2019	As of December 31, 2018
Deferred tax assets:
Timing Differences of Deductions	$332,625	$1,330,829
Net Operating Losses Carryforwards	3,521,183	987,055
Tax Credit Carryforwards	106,072	182,645
Depreciation Differences	78,681	(878,228)

Total deferred assets	4,038,561	1,622,301
Less valuation allowance	(4,038,561)	(1,622,301)

Total	$—	$—

As of December 31, 2019, the Company had U.S. federal net operating loss carryforwards of $12.6 million, which may be available to offset future income tax liabilities and will expire in 2037. As of December 31, 2019, the Company also had California state net operating loss carryforwards of $12.5 million which may be available to offset future income tax liabilities and will expire in 2037. The valuation allowance increased by $2,416,260 and decreased $66,495 during the years ended December 31, 2019 and 2018, respectively.

XY – THE PERSISTENT COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant Stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed financings since May 2016 which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code or could result in a change in control in the future.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2019, and 2018 the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations.

Item 8. EXHIBITS

Exhibit Number	Description

2.1	Certificate of Incorporation of the Company (previously filed as Exhibit 2.1 to the initial Preliminary Offering Circular on June 17, 2016)

2.2	Certificate of Amendment of Certificate of Incorporation of the Company (Name Change) (previously filed as Exhibit 2.2 to the Form 1-A on December 10, 2018)

2.3	Bylaws of the Company, as currently in effect (previously filed as Exhibit 2.2 to the initial Preliminary Offering Circular on June 17, 2016)

4.1	Form of Subscription Agreement (previously filed as Exhibit 4.1 to the Semiannual Report on Form 1-SA on September 21, 2017)

4.2	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust dated August 12, 2016 (previously filed as Exhibit 4.2 to the second amended Preliminary Offering Circular on September 21, 2016)

6.1	2016 Equity Incentive Plan (previously filed as Exhibit 6.1 to the initial Preliminary Offering Circular on June 17, 2016)

6.2	Stock Purchase Agreement by and between the Company and Craig and Susanna Frownfelter dated June 9, 2016 (previously filed as Exhibit 6.3 to the Annual Report on Form 1-K on April 27, 2017)

6.3	2017 Bonus Incentive Compensation Plan (previously filed as Exhibit 6.3 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.4	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as Exhibit 6.4 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.5	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as Exhibit 6.5 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.6	Credit Agreement, dated February 28, 2017, by and between XY – the Findables Company and CRIM, LLC (previously filed as Exhibit 6.1 to the Current Report on Form 1-U on March 3, 2017)

6.7	Transfer Agent and Registrar Agreement, dated March 13, 2017, by and between XY – the Findables Company and VStock Transfer, LLC (previously filed as Exhibit 6.1 to the Current Report on Form 1-U on March 17, 2017)

6.8	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as Exhibit 6.8 to the Form 1-A on October 26, 2017)

6.9	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as Exhibit 6.9 to the Form 1-A on October 26, 2017)

6.10	Class A Common Stock Warrant by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as Exhibit 6.10 to the Form 1-A on March 19, 2018)

6.11	Promissory Note by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as Exhibit 6.11 to the Form 1-A on March 19, 2018)

6.12	Registered Transfer Agent Agreement by and between the Company and FundAmerica Stock Transfer, LLC dated September 2, 2016 (previously filed as Exhibit 6.3 to the second amended Preliminary Offering Circular on September 21, 2016)

6.13	Technology Services Agreement by and between the Company and FundAmerica, LLC dated September 2, 2016 (previously filed as Exhibit 6.4 to the second amended Preliminary Offering Circular on September 21, 2016)

7.1	Asset Purchase Agreement, dated July 6, 2018, by and among the Company, Parallel Holding Company Inc., Kevin Weiler, Graham McBain and LayerOne Acquisition LLC (previously filed as Exhibit 7.1 to the Current Report on Form 1-U on July 12, 2018)

8.1	Escrow Services Agreement by and between the Company and Provident Trust Group, LLC dated September 7, 2016 (previously filed as Exhibit 8.1 to the second amended Preliminary Offering Circular on September 21, 2016)

11.1	Consent of PKF, LLP

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY – THE PERSISTENT COMPANY

By:	/s/ Arie Trouw

Name:	Arie Trouw

Title:	Chairman and Chief Executive Officer

Date:	May 19, 2020

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arie Trouw, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arie Trouw Arie Trouw	Chief Executive Officer and Director	May 19, 2020

/s/ Arie Trouw Arie Trouw	Chief Financial Officer	May 19, 2020